UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

CANADIAN EMPIRE EXPLORATION CORP.

(Translation of registrant's name into English)

#1205 - 675 West Hastings Street, Vancouver, British Columbia, Canada  V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F  U

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Canadian Empire Exploration Corp

(Registrant)

Date: January 27, 2005

By  “Jeannine P M Webb”

Jeannine P.M. Webb, CFO, Corporate Secretary

*Print the name and title under the signature of the signing officer.

Canadian Empire Exploration Corp 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991
Press Release #05-01 January 27, 2005	TSX Venture Exchange: CXP

HIGH-GRADE MINERALIZATION INTERSECTED AT SILVER HOPE

A Canadian Empire Exploration Ltd. diamond drill at the Silver Hope Property in central British Columbia has intersected high-grade copper and silver mineralization.  Drill hole 04-06 intersected a tetrahedrite stockwork zone from 287.0 metres to 289.4 metres grading 4.1% copper, 637 g/t silver and 1.4 g/t gold over 2.4 metres.

The Silver Hope Property, contiguous with the southern boundary of past producing Equity Silver Mines, is prospective for discovery of stratabound copper-silver-gold mineralization.  Historic drilling of approximately 40 holes along a 2 kilometre strike length of favourable geology partially outlined three near-surface bulk tonnage copper-silver zones.

Drill hole 04-06 is the only deep hole of an eight-hole program completed by Canadian Empire in late 2004. The intersection lies over 100 metres vertically below the Hope Zone, a bulk tonnage target defined by historic drill holes with reported values grading 0.47% copper and 13.0 g/t silver over 26 metres and 21.0 metres grading 0.38% copper and 295 g/t silver.  The high-grade feeder system intersected in drill hole 04-06 is open both laterally and vertically for continued drill testing.  Additional drilling is warranted with exploration vectoring indicating opportunity for increased precious metal grades at depth.

Canadian Empire's drilling program was successful in defining the presence of high-grade copper-silver mineralization at depth below near-surface lower-grade bulk tonnage zones.  Canadian Empire plans continued drilling of the Hope Zone in 2005.

The Gaul Zone, consisting of chalcopyrite-pyrite mineralization, is located on trend 1.5 kilometres south of the Hope Zone where historic drilling reported a 65.5 metre intersection of 0.71% copper and 12.9 g/t silver.  Canadian Empire drilled five holes with results as tabled below.

Drill Hole	Interval	Intersection	Copper	Silver
	(m)	(m)%		g/t

04-01	No significant assays
04-02	120.4 - 137.0	16.6	0.67	8.4
04-03	96.3 - 104.1	7.8	1.0	30.4
04-04	125.0 - 145.0	20.0	0.34	14.0
04-05	No significant assays

Approximately 100 metres north of the Hope Zone, drill holes 04-07 and 04-08 did not intersect any significant mineralization.

The exploration program, including the sampling protocol and quality control programs, was conducted under the supervision of Wayne Roberts, P.Geo, vice-president of Canadian Empire, the qualified person for this information.  The samples collected from the second half of the NQ-sized drill core were placed in containers sealed on site and tagged with a secure chain-of-custody security seal before being transported to Acme Analytical Laboratories, an ISO accredited laboratory, in Vancouver.  Acme assayed the samples under standard fire assay procedures and issued signed certificates of Analysis and Assay Reports.

Canadian Empire may earn a 65% interest in the Silver Hope Property by making cash payments of $315,000 ($75,000 paid) and share payments of 1,000,000 shares (200,000 shares issued) by December 31, 2008 to Sci-Tek Resources Ltd. and completing $5.0 million in exploration expenditures by December 31, 2009.

"John S. Brock"

John S. Brock

President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.